Exhibit 99.2

Leading Independent Proxy Advisory Firm ISS Recommends: Nano’s Shareholders Vote FOR ALL Nano Dimension’s Nominees And TOTALLY AGAINST ALL Murchinson’s Slate

ISS Confirms that Nano “Has Outperformed Its Peers Over Yoav Stern’s Tenure and Continues to Execute on Its Strategic Plan to Grow the Top-line and Pursue Acquisitions to Build Out Its Platform”

ISS Asserts that “Support for the Three Dissident Nominees is NOT Warranted”

ISS Reports: Murchinson Has Failed to Make a Compelling Case for
Change and Has “Not Presented Any Specific Details of a Potential Plan”
for the Company

Nano Encourages Shareholders to
Vote “FOR” Nano’s Highly Qualified Nominees

To Learn More Visit: www.ProtectingNanoValue.com

Waltham, Mass., Aug. 28, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension”, “Nano” or the “Company”), a leading supplier of Additively Manufactured Electronics and multi-dimensional polymer, metal & ceramic Additive Manufacturing 3D printer, today announced that Institutional Shareholder Services Inc. (“ISS”), a leading independent proxy advisory firm, has recommended that Nano Dimension shareholders vote in “FOR” Nano Dimension’s nominees and AGAINST ALL MURCHINSON NOMINEES at the upcoming Annual General Meeting of Shareholders (“AGM”), scheduled for Thursday, September 7th, 2023.

Nano Dimension issued the following statement in response to the ISS recommendation:

“We are pleased that ISS rightly recognizes the progress we’ve made over the past two years to transform Nano Dimension into a broad digital manufacturing leader with expanded 3D printing and additive manufacturing capabilities, as well as capabilities in robotics and deep learning-based AI. Nano’s nominees are independent, exceptionally qualified directors with proven qualifications and experience in the key areas of focus for Nano, have strong track records of value creation, and have all previously served as CEOs or in ‘C-suite’ positions, through which they have created demonstrable increases in long-term shareholder value.”

“Furthermore, ISS highlights that:

●	The Murchinson Slate brings NO additive skills and NO strategic plan.”

“Based on ISS, Nano Dimension recommends that shareholders:

●	NOT SUPPORT or REJECT or ABSTAIN on all Murchinson’s nominees.”

“If shareholders do not vote for ALL of Nano’s director candidates – who are each committed to protecting their investments – and against Murchinson’s proposal to remove the entire current Nano Board, they will be turning the keys over to a bad actor with questionable motives and no knowledge of the industry or ability to run the company.”

In its recommendation that shareholders vote FOR Nano Dimension’s nominees who are up for election, ISS noted (emphasis added):

●	“NNDM has meaningfully outperformed its 3D printing peers over Stern’s tenure as CEO” since January 2020 “and continues to execute on its stated strategy to grow the top- line and pursue acquisitions to build out its platform.”

●	“The company and Stern deserve credit for capitalizing on a favorable financing environment in 2020 and 2021.

●	The company also appears to be executing on its strategic plan, as it continues to show double digit top-line revenue growth, expanding gross margins…”

●	“NNDM has posted steady top-line growth since 2020 and through Q2 2023, while also expanding gross margins.

●	The company appears to also have begun to drive organic revenue growth through Q2 2023, a sign that its M&A strategy to drive continued revenue growth from its acquisitions may be starting to come to fruition.”

●	“The company maintains almost $1 billion in cash on the balance sheet and is continuing to pursue acquisitions to build out its 3D printing and additive manufacturing capabilities in-step with its stated long-term strategy.”

In its recommendation that shareholders vote AGAINST the Murchinson nominees, ISS stated (emphasis added):

●	“Support for the three dissident nominees is not warranted, as the dissident has not made a sufficiently compelling case for board control.”

●	“The dissident has not presented any specific details of a potential plan, whether it be cost cutting, divestments of specific business segments, or identification of areas that may require additional investment…the plan as presented does not indicate a deep experience with the 3D printing industry or a view on what the company’s operational issues may be at this time.”

●	“The dissident case for control falls short in several key areas, including the lack of an identified leadership team or a detailed go-forward plan, as well as a dissident slate that does not appear to have direct 3D printing industry expertise.”

Nano’s Board urges shareholders to protect their investment and the future of the Company by voting today “FOR” ALL of Nano’s highly qualified nominees and “AGAINST” the removal of any Nano Director.

Shareholders of record as of the close of business on July 31st, 2023, are entitled to vote at the meeting. Shareholders are encouraged to vote by 11:59 p.m. ET on August 30th, 2023, to ensure their votes are counted. Please follow the instructions on your voting instruction form as your broker may impose earlier voting cut-offs.

The Annual Meeting will be held on Thursday, September 7th, at 8:00 a.m. ET.

The Company’s definitive proxy statement and other important information and resources related to the Annual Meeting can be found at www.ProtectingNanoValue.com or the investor relations page of the Company’s website.

If you have questions about how to vote your shares, please contact:

INNISFREE M&A INCORPORATED

Shareholders, Call Toll-Free: at (877) 717-3923 (for U.S. and Canada)

Or +1 (412) 232-3561 (all other countries).

Banks and Brokers, Call Collect: (212) 750-5833

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its strategic plan and protecting shareholder value and the significant value creation opportunity that Nano represents. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com

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